Introduction

This document contains the consolidated balance sheet, statement of income, cash flows, and equity for Kartorium, Inc. for the period of January 1st, 2023 to December 31st, 2023.

Kartorium

Jay Byam | Founder, CEO
jay.byam@kartorium.com | (907) 799-6909
https://kartorium.com

Consolidated Balance Sheet – Kartorium, Inc.

January 1st to December 31st, 2023

		Total
ASSETS		
Current Assets		
Bank Accounts		
Cash		-60,786.76
S70 Business Checking - 1		85,924.65
Total Bank Accounts	**$**	**25,137.89**
Other Current Assets		
Payroll Refunds		-4,505.15
Total Other Current Assets	-$	4,505.15
Total Current Assets	**$**	**20,632.74**
Fixed Assets		
Long-term office equipment		714.98
Tools, machinery, and equipment		8,041.12
Total Fixed Assets	**$**	**8,756.10**
TOTAL ASSETS	**$**	**29,388.84**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
Direct Deposit Payable		7,283.85
Payroll Liabilities		
AK Unemployment Tax		314.31
Federal Taxes (941/943/944)		6,335.13
Federal Unemployment (940)		0.00
Guideline		-8,873.18
Guideline Roth 401(k)		9,334.72
Total Payroll Liabilities	**$**	**7,110.98**
Short-term loans from shareholders		
Loan Payable		40,000.00
Total Short-term loans from shareholders	**$**	**40,000.00**
Total Other Current Liabilities	**$**	**54,394.83**
Total Current Liabilities	**$**	**54,394.83**
Total Liabilities	**$**	**54,394.83**
Equity		
Preferred stock		119,700.00
Retained Earnings		-21,309.17
Net Income		-123,396.82
Total Equity	**-$**	**25,005.99**
TOTAL LIABILITIES AND EQUITY	**$**	**29,388.84**

Jay Byam | Founder, CEO
jay.byam@kartorium.com | (907) 799-6909
https://kartorium.com

Consolidated Income Statement – Kartorium, Inc.

January 1st to December 31st, 2023

		Total
Income		
Non-dilutive Funding		10,100.00
Sales		4,800.00
Services		257,099.00
Total Income	$	**271,999.00**
Gross Profit	$	**271,999.00**
Expenses		
Advertising & marketing		8,908.90
Social media		59.99
Total Advertising & marketing	$	**8,968.89**
Entertainment		615.29
General business expenses		
Bank fees & service charges		11.63
Memberships & subscriptions		5,123.57
Total General business expenses	$	**5,135.20**
Insurance		2,613.00
Legal & accounting services		-1,612.24
Accounting fees		4,889.00
Legal Fees		617.50
Total Legal & accounting services	$	**3,894.26**
Meals		4,334.89
Meals with clients		2,440.29
Travel meals		1,528.37
Total Meals	$	**8,303.55**
Office expenses		
Office supplies		328.91
Software & apps		12,070.50
Total Office expenses	$	**12,399.41**
Payroll expenses		
Company Contributions		
Retirement		12,110.12
Total Company Contributions	$	**12,110.12**
Salaries & wages		43,016.16
Taxes		22,676.42
Wages		235,849.50
Total Payroll expenses	$	**313,652.20**
Rent		
Building & land rent		13,409.00
Total Rent	$	**13,409.00**
Supplies		351.65
Taxes paid		3,181.47

Kartorium
Jay Byam | Founder, CEO
jay.byam@kartorium.com | (907) 799-6909
https://kartorium.com

Payroll taxes		12,657.81
Total Taxes paid	**$**	**15,839.28**
Travel		2,746.17
Airfare		800.20
Hotels		1,962.73
Vehicle rental		1,686.74
Total Travel	**$**	**7,195.84**
Utilities		
Phone service		2,983.55
Total Utilities	**$**	**2,983.55**
Total Expenses	**$**	**395,361.12**
Net Operating Income	**-$**	**123,362.12**
Other Expenses		
Vehicle expenses		
Parking & tolls		34.70
Total Vehicle expenses	**$**	**34.70**
Total Other Expenses	**$**	**34.70**
Net Other Income	**-$**	**34.70**
Net Income	**-$**	**123,396.82**

Consolidated Statement of Cash Flows – Kartorium, Inc.

January 1st to December 31st, 2023

		Total
OPERATING ACTIVITIES		
Net Income		**-100,309.32**
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts receivable (A/R)		**-23,087.50**
Payroll Refunds		**4,505.15**
Direct Deposit Payable		**-387.06**
Payroll Liabilities:AK Unemployment Tax		**-607.76**
Payroll Liabilities:Federal Taxes (941/943/944)		**133.51**
Payroll Liabilities:Federal Unemployment (940)		**-151.32**
Payroll Liabilities:Guideline		**-8,881.41**
Payroll Liabilities:Guideline Roth 401(k)		**8,271.03**
Short-term loans from shareholders:Loan Payable		**40,000.00**
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	**19,794.64**
Net cash provided by operating activities	-$	**80,514.68**
INVESTING ACTIVITIES		
Long-term office equipment		**-714.98**
Tools, machinery, and equipment		**-17.37**
Net cash provided by investing activities	-$	**732.35**
Net cash increase for period	-$	**81,247.03**
Cash at beginning of period		**106,384.92**
Cash at end of period	$	**25,137.89**

Consolidated Statement of Equity – Kartorium, Inc.

There were no changes to equity for Kartorium, Inc. in 2023.

Notes to the Consolidated Financial Statements – Kartorium, Inc.

Summary of Significant Accounting Policies

The Company

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statements only include information from January 1, 2023 through December 31, 2023.

Kartorium is an online 3D digital-twin platform that allows non-technical users to create and share interactive virtual copies of real-world environments. In Kartorium, 3D digital twins can be annotated with relevant information like videos, images, documents, and integrated data feeds. Once annotated, 3D digital twins can be used for analysis, training, troubleshooting, and work planning, all without visiting the operating environment.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements represent the account of Kartorium, Inc. and end on December 31st, 2023. The accompanying consolidated financial statements have been prepared on the cash basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Risk and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31st, 2023, the Company held no cash equivalents.

Income Taxes

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2023. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely. The Company is subject to franchise and income tax filing requirements in the States of Delaware and Alaska.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred, or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale. Unshipped orders are recorded as deferred revenues. The Company has recorded $271,999 in revenue from January 1, 2023 through December 31, 2023.

Various Expenses

The Company expenses advertising costs as they are incurred. The Company relies heavily on supporting software subscriptions and tools; these costs are expensed as they occur. Lastly, sales and marketing activities often involve elements categorized as "Meals & Entertainment". These costs are expensed alongside internal costs in the same category (for example, a catered meeting).

Commitment and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

Property and Equipment

The Company does not own any real-estate property. As needed, the Company expenses various equipment and job supplies and relies heavily on employees to use personal equipment to complete work tasks (for example, personal computers).

Equity

Common Stock

Under the articles of incorporation for Kartorium, Inc., the total number of common shares of stock that the Corporation shall have authority to issue is 2,500. Of this, 1,110 shares have been assigned.

Preferred Stock

Also, under the articles of incorporation, the total number of preferred shares of stock that the Corporation shall have authority to issue is 2,500. None of these shares have been allocated to shareholders.

Subsequent Events

In May and June of 2023, the Company borrowed a total of $50,000 from a shareholder. The debt is expected to be paid in full, with interest before December 31, 2024.